

Mail Stop 3561

October 17, 2017

Gil Beyen
Chief Executive Officer
ERYTECH Pharma S.A.
Bâtiment Adénine, 60 Avenue Rockefeller
69008 Lyon France

> Re: **ERYTECH Pharma S.A.**
> **Registration Statement on Form F-1**
> **Filed October 6, 2017**
> **File No. 333-220867**

Dear Mr. Beyen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose on the cover page a bona fide price range of the offered securities. If you intend to price the securities based on a Euronext Paris price, you may disclose a percentage range based on that price (for example, 10% of the Euronext Paris price) within which you intend to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc:     Brian Leaf
        Cooley LLP